

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Gary Kramer
President and Chief Executive Officer
Barrett Business Services Inc
8100 NE Parkway Drive, Suite 200
Vancouver, Washington 98662

> **Re: Barrett Business Services Inc**
> **Registration Statement on Form S-3**
> **Filed on November 4, 2021**
> **File No. 333-260745**

Dear Mr. Kramer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mary Ann Frantz